MERCANTILE MUTUAL FUNDS, INC.
(the "Company")

Trust Shares and Trust II Shares
of the
Treasury Money Market Portfolio, Money Market
Portfolio, Tax-Exempt Money Market Portfolio,
U.S. Government Securities Portfolio, Intermediate
Corporate Bond Portfolio, Bond Index Portfolio,
Government & Corporate Bond Portfolio,
Short-Intermediate Municipal Portfolio, Missouri
Tax-Exempt Bond Portfolio, National Municipal Bond
Portfolio, Balanced Portfolio, Equity Income Portfolio,
Equity Index Portfolio, Growth & Income Equity
Portfolio, Growth Equity Portfolio, Small Cap Equity
Portfolio, Small Cap Equity Index Portfolio and
International Equity Portfolio

Supplement dated August 16, 1999
to Prospectus dated March 31, 1999


Merger of Mercantile Bancorporation Inc. and
Firstar Corporation

		Mercantile Bancorporation Inc.
("Mercantile") and Firstar Corporation ("Firstar") have entered into an Agreement and Plan of Merger dated as of April 30, 1999, as amended June 17, 1999, which provides for the merger of these two bank holding companies. The Agreement and Plan of Merger and the transactions contemplated thereby, including the merger of Mercantile with and into Firstar, were approved by shareholders of Mercantile and Firstar at special meetings of shareholders held on July 28, 1999. The merger is expected to be completed on or about September 17, 1999.

		As a result of the merger, Mississippi
Valley Advisors Inc. ("MVA"), the Company's investment adviser and currently an indirect wholly owned subsidiary of Mercantile, will become an indirect wholly owned subsidiary of Firstar. MVA will continue to serve as the Company's investment adviser following the merger.

		Firstar is a Wisconsin corporation
with a principal office at Firstar Center, 777
East Wisconsin Avenue, Milwaukee, Wisconsin
53202.  At March 31, 1999, Firstar had
consolidated total assets of approximately
$38 billion.
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